SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
June 2014

Commission File Number  000-51236

Gold Standard Ventures Corp.
 (Name of Registrant)

Suite 610 – 815 West Hastings Street, Vancouver, B.C., Canada V6C 1B4
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Standard Ventures Corp. (Registrant)

By:	/s/ Richard Silas
Name: Richard Silas
Title: Corporate Secretary

Date: June 6, 2014

EXHIBITS

Exhibit 99.1	Material Change Report, dated June 5, 2014, describing the information contained in the press releases attached hereto as Exhibits 99.2 and 99.3

Exhibit 99.2	Press release, dated May 30, 2014, announcing sale of non-core assets and changes to its management and technical team

Exhibit 99.3
Press release, dated June 5, 2014, providing an update on Pinion drilling and other corporate matters, including postponement of annual general meeting, the report by our independent registered public accounting firm to our 2013 audited consolidated financial statements having a going concern explanatory note and transition payment to former employee as additional information to that announced in the May 30, 2014 press release